# Rock Resources Inc.

**#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9**

**TEL: (604) 688-3304**
**FAX: (604) 682-6038**
**North American Toll Free: 1-888-ROCK-RES (762-5737)**

**E-mail: info@rockresources.com**
**Web site: http://www.rockresources.com**


## TSX RCK

02 AUG 19 AM 9:18

August 8, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

02049342

Dear Sirs:

RE: Form 27 (Material Change Report) Dated August 8, 2002
Pursuant to News Release Dated August 8, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

*Graeme Rowland*

Graeme Rowland
President

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 8/19

**Form 27**

**Securities Act**
**MATERIAL CHANGE REPORT**
**Under Section 85(1) of the Act**

**Item 1** **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

**Item 2** **Date of Material Change**

August 8, 2002 - Vancouver, British Columbia

**Item 3** **Press Release**

August 8, 2002

**Item 4** **Summary of Material Change** Please see item 5 below for details.

The Company and Tres-Or Resources Ltd. have executed an Agreement whereby the Company can acquire a two thirds interest in 795 contiguous Temagami Diamond Claim units in northwestern Ontario.

**Item 5** **Full Description of Material Change**

ROCK AND TRES-OR SIGN LETTER AGREEMENT FOR THE TEMAGAMI EAST OPTION-795 DIAMOND CLAIM UNITS

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that Rock has executed an Agreement to acquire a two thirds interest in 795 contiguous Temagami Diamond Claim units (approximately 12,800 hectares) in northeastern Ontario. On signing of the agreement, Rock paid $13,000 to Tres-Or and on Exchange approval will issue 200,000 shares of the common stock of Rock to Tres-Or.

The Letter Agreement reached between Rock and Tres-Or allows for aggressive, systematic diamond exploration programs budgeted at $6.5 million, to be carried out in stages from January 1, 2003 to December 31, 2007. Tres-Or will be the project Operator and receive management fees not to exceed 10% of the total exploration expenditures. Rock shall make property payments totaling $225,000 to Tres-Or commencing with $25,000 by December 31, 2002, and subsequently, C$25,000 by June 30, 2003 C$25,000 by December 31, 2003, C$50,000 by June 30, 2004 and C$100,000 by December 31, 2004.

Rock will invest $100,000 in Tres-Or by way of a private placement for units priced at $0.35, each unit consisting of one common share and one share purchase warrant priced at $0.50 exercisable within eighteen months from the issue date.

Tres-Or has executed a Letter Agreement to purchase the 795 mining claim units (Temagami East Option) that adjoin Tres-Or's 100%-owned Temagami Diamond Claim Project (42,000 hectares of contiguous claims) in the Sudbury and Larder Lake Mining Divisions of Ontario. Consideration for Tres-Or to acquire a 100% undivided interest in the 795 claims includes a cash payment of $150,000 and the issuance of 300,000 shares. The Vendors retain a 2.5% Net Smelter Return (NSR) or Gross Override Royalty (GORR). Tres-Or may purchase 1% of the Vendor's NSR or GORR for $1.0 million at any time prior to commercial production of diamonds, gold, PGE minerals, base metals, or any other mineral discovered on the claims. Tres-Or has the First Right of Refusal to buy back the remaining 1.5% NSR or GORR. The Vendors retain the right to acquire 100,000 shares of Tres-Or one day prior to commercial production subject to regulatory approval.

Rock can earn up to a two thirds interest in the 795 claims comprising the 795 Temagami East Option by funding a minimum of $400,000 exploration expenditures between January 1 to December 31, 2003, and based on exploration success, Rock will have the option to expend a further $6.1 million over four years commencing with $500,000 in exploration expenditures to December 2004, $1,100,000 to December 2005, $2.0 million to December 2006 and $2.5 million in exploration expenditures or feasibility studies prior to December 31, 2007. Rock has the option to extend the exploration expenditures within the four year calendar period commencing on January 1, 2004 for up to two years by electing to defer the exploration expenditures to the following year by expending $400,000 in exploration for each such election. Rock also retains the right to accelerate any exploration expenditure during the option period.

On completion of all of the terms of the Option Agreement, Rock and Tres-Or will complete a Joint Venture Agreement to be governed by a joint management committee comprised of three persons with one being provided by Tres-Or and two persons by Rock. All Joint Venture exploration expenditures incurred after the completion of the Option will be funded two-thirds by Rock and one-third by Tres-Or. Non-contribution by either party will result in pro rata dilution of interest to 10% then converted to a 2% NSR or GORR.

The agreement allows for aggressive, systematic diamond exploration on the Temagami East Option (795 contiguous claims), situated on the southern margin of the Superior Craton in northeastern Ontario. The Temagami East (795 claims) Block covers an area noted for very encouraging kimberlite indicator mineral chemistry that comprises the southern extension of a known kimberlite trend, which extends north and west to the De Beers' Victor Pipe (currently undergoing advanced bulk testing and pre-feasibility studies).

Tres-Or has compiled an extensive data set of geophysics and geochemistry (kimberlite indicator minerals) over Tres-Or's Temagami Diamond Claim Project (42,000 hectares of contiguous claims). Tres-Or's geophysics over the 795 claim unit block consists of a portion of a proprietary airborne magnetic survey (measured horizontal and vertical gradient), flown at 150 metre line-spacing over the Temagami Diamond Claim Project. The survey clearly shows important geologic features on the property, including prominent northwest trending structures that parallel the Lake Timiskaming fault zones that are closely associated with the emplacement of more than 25 kimberlites. Tres-Or's kimberlite indicator mineral data compiled over the Temagami Diamond Claim Project, includes favourable G10 pyrope chemistry, some sources likely derived within the 795 claims and Magnesium-ilmenite chemistry from these same samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

**Item 6** **Reliance on Section 85(2) of the Act**

Not applicable.

**Item 7** **Omitted Information**

Not applicable.

**Item 8** **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:


| | |
|---|---|
| Officer: | Graeme W. Rowland<br>President |
| Telephone: | (604) 688-3304 |
| Fax: | (604) 682-6038 |
| Address: | Rock Resources Inc.<br>Suite #2120 – 1055 West Hasting Street<br>Vancouver, B.C. V6E 2E9 |


**Item 9** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**August 8, 2002**
(date)

***"Graeme W. Rowland"***

(signature)

**Graeme W. Rowland**

(name)
**President**
(position)
**Vancouver, B.C.**

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.